Mail Stop 4561

December 14, 2007

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re:** **Astoria Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 001-11967**

Dear Mr. Redman:

We have reviewed your proposed disclosures provided to the Commission on October 22, 2007 and have the following additional comments. Where indicated, we think you should revise your filing in response to these comments. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 1 in our letter dated September 19, 2007. Although you may not be able to determine with any degree of certainty whether the sold non-performing loans would have remained outstanding and non-performing as of the end of the reporting period, the sale did have an impact on the level of your non-performing loans. Therefore, please revise to include the sentences in your letter dated October 18, 2007 that states "…assuming the $10.1 million of non-performing loans sold were not sold and were both outstanding and non-performing at December 31, 2006, our non-performing loans would have totaled $69.6 million, or an increase of $4.5 million from December 31, 2005, and our non-performing assets would have totaled $70.2 million, or an increase of $4.1 million from December 31, 2005. Additionally, at December 31, 2006, our ratio of non-performing loans to total loans would have increased to 0.46%, our

ratio of non-performing assets to total assets would have increased to 0.33% and the allowance for loan losses as a percentage of total non-performing loans would have decreased to 114.92%." Please provide updated disclosures of that nature during each period in which you sell non-performing loans in sufficient quantity to similarly impact your trends.

2. Please refer to our previous comment 2 in our letter dated September 19, 2007. Making the disclosure that management believes the allowance is adequate is not substantially the same as making the disclosure that management believes the balance of the allowance represents your best estimate of the probably inherent losses in your loan portfolio as of the balance sheet dates presented. Therefore, please revise to add the requested disclosures.

3. Please refer to our previous comment 3 in our letter dated September 19, 2007. Please note that although we reviewed your 2005 Form 10-K, the comments issued did not ask for the same disclosure revisions since circumstances were different at that time. Although you provided expanded data regarding loan-to-value ratios for your portfolio in your September 30, 2007 Form 10-Q, you did not address the trends in these ratios or discuss how these trends impacted your determination of the allowance for loan losses. Therefore, please revise to add this disclosure as requested.

4. Please refer to our previous comments 3-6, 13 and 14 in our letter dated September 19, 2007. We note your statement in your response in regards to stagnant to declining property values that "these market conditions were not discussed within our disclosure regarding the allowance for loan losses and related provision, and they had not had a discernable negative impact on our trends of non-performing loans, loan-to-value ratios or loan loss experience…". Please address the following:

   - Revise your disclosures to specifically state if you obtain updated appraisals for your collateral dependent loans not classified as substandard or doubtful. We note that you only disclose the loan-to-value ratios that consider current principle balance in relation to <u>original</u> appraised values, indicating that current loan to value ratios may be lower, given these trends;

   - You disclose that you use data provided by the Office of Federal Housing Enterprise Oversight in determining that your original collateral values are likely not materially different from current values. Please disclose whether the data relates to your specific geographic area, or the whole of the United States. If the data relates to the general market conditions across the United States, please revise to disclose the extent to which and how you adjust that data for trends in your specific market area in your determination of the allowance for loan losses;

- Please revise to disclose how you consider collateral value in your determination of loan losses for those loans that have exhibited weaknesses but are not yet classified as substandard or doubtful; and,

- Given that a significant portion of your portfolio is real-estate collateral based, revise to disclose how you do consider the property value trends in your market area, and how you concluded that these trends should have no impact in determining the amount of loan loss allowance needed.

5.   Please revise your disclosure to address the above comments, as applicable in each of your Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief